As filed with the Securities and Exchange Commission on October 5, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 2)

Whitestone REIT
Whitestone REIT Operating Partnership, L.P.
(Name of Subject Company (Issuer))

Whitestone REIT
Whitestone REIT Operating Partnership, L.P.
 (Names of Filing Person (Issuer))

Class A common shares of Whitestone REIT,	Units of Limited Partnership of
($0.001 Par Value)	Whitestone REIT Operating Partnership, L.P.
(Title of Class of Securities)	(Title of Class of Securities)

966084105	None
(CUSIP Numbers of Class of Securities)	(CUSIP Numbers of Class of Securities)

James C. Mastandrea, President and Chief Executive Officer
Whitestone REIT
2600 South Gessner, Suite 500
Houston, Texas 77063
(713) 827-9595
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

John A. Good, Esq.
Amanda R. Poe, Esq.
Bass, Berry & Sims PLC
100 Peabody Place, Suite 900
Memphis, Tennessee 38103
(901) 543-5900

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$ 15,222,885	$1,767

(1)
This valuation assumes the exchange of 1,321,431 Class B common shares of Whitestone REIT, the maximum number of shares that may be delivered in connection with the exchange offer.  Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, based on the average of the high and low prices of the Whitestone REIT’s Class B common shares on the NYSE Amex on August 31, 2011.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,003	Filing Party:	Whitestone REIT
Whitestone REIT Operating Partnership, L.P.

Form or Registration No.: Form S-4 (333-175610)	Date Filed:	July 15, 2011

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

SCHEDULE TO

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) initially filed with the Securities and Exchange Commission (the “SEC”) with respect to an offer, or the Exchange Offer, by Whitestone REIT, a Maryland real estate investment trust, or the Company, and Whitestone REIT Operating Partnership, L.P., a Delaware limited partnership, or the Operating Partnership, on September 2, 2011.  The Schedule TO relates to the offer to exchange Class B common shares of beneficial interest, $0.001 par value per share, or Class B common shares, of the Company on a one-for-one basis for (i) up to 867,789 outstanding shares of the Company’s Class A common shares of beneficial interest, $0.001 par value per share, or Class A common shares; and (ii) up to 453,642 outstanding units of limited partnership in the Operating Partnership, or the OP units, upon the terms and subject to the conditions contained in the prospectus dated September 2, 2011, which forms part of the Company’s and the Operating Partnership’s joint Registration Statement on Form S-4 (File Nos. 333-175610 and 333-175610-01) originally filed with the SEC on July 15, 2011, and the related letters of transmittal, copies of which are included herein as Exhibits (a)(1)(ii) and (a)(1)(iii), respectfully.   Except as specifically provided for herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

This Amendment is being filed to report the results of the Exchange Offer.  The following information is furnished pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended:

1.
The Exchange Offer expired at 5:00 p.m., New York City time, on Monday, October 3, 2011, and any Class A common shares and OP units previously surrendered for exchange could be validly withdrawn at any time prior to 5:00 p.m., New York City time, on Monday, October 3, 2011.

2.	1,624,869 Class A common shares were validly tendered.

3.	683,623 OP units were validly tendered.

4.	1,623,896 Class A common shares were subject to proration.

5.	678,520 OP units were subject to proration.

6.	973 “odd-lot” Class A common shares tendered were not subject to proration.

7.	5,103 “odd-lot” OP units tendered were not subject to proration.

8.	867,789 Class A common shares were accepted.

9.	453,642 OP units were accepted.

10.
53.38% was the final proration factor that was applied to all Class A common shares tendered (other than “odd-lots” not subject to proration) to determine the number of such shares that would be accepted.

11.	66.11% was the final proration factor that was applied to all OP units tendered (other than “odd-lots” not subject to proration) to determine the number of such OP units that would be accepted.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Whitestone REIT
By: /s/ David K. Holeman
David K. Holeman Chief Financial Officer

Whitestone REIT Operating Partnership, L.P.

By:	Whitestone REIT, its General Partner
	By:	/s/ David K. Holeman
David K. Holeman Chief Financial Officer

Date: October 5, 2011

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Prospectus, dated September 2, 2011 (incorporated by reference to the Registration Statement on Form S-4 (File No. 333-175610), filing pursuant to Rule 424(b)(3) on September 2, 2011)
(a)(1)(ii)*	Letter of Transmittal for Class A common shares
(a)(1)(iii)*	Letter of Transmittal for OP units
(a)(4)	Incorporated by reference herein to Exhibit (a)(1)(i) hereof
(h)(i)	Opinion of Venable LLP (incorporated by reference to Exhibit 5.1 to the Registration Statement on Form S-4 (File No. 333-175610), filed on July 15, 2011)
h(ii)	Opinion of Bass, Berry & Sims PLC (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 (File No. 333-175610), filed on July 15, 2011)

_____________
* Previously filed.